

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2021

Safra Catz
Chief Executive Officer
Oracle Corp
2300 Oracle Way
Austin, TX 78741

Re: Oracle Corp
Form 10-K for the Year Ended May 31, 2020
Form 10-Q for the Period Ended February 28, 2021
File No. 001-35992

Dear Ms. Catz:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended May 31, 2020

Audited Consolidated Financial Statements
Note 1. Organization and Significant Accounting Policies, page 74

1. You disclose on page 78 that your remaining performance obligations were $37 billion as of May 31, 2020 and 62% of that amount is expected to be recognized as revenue over the next 12 months. We also note similar disclosure on page 9 of your Form 10-Q for the period ended February 28, 2021. Please revise to disclose (either quantitatively using relevant time bands or qualitatively) when the remaining portion will be recognized. Please refer to ASC 606-10-50-13.

Form 10-Q for the Period Ended February 28, 2021

Management's Discussion and Analysis
Liquidity and Capital Resources, page 40

2.   In your earnings conference call on March 10, 2021, management mentioned that the Company planned to invest "aggressively" during the fourth quarter of fiscal 2021 in both operating expenses and capital expenditures to address capacity constraints and prepare for an anticipated increase in cloud consumption. Management also indicated on the call that capital expenditures were expected to be $1 billion during the fourth quarter of 2021, which is a material increase compared to the $1.3 billion in capital expenditures incurred during the first nine months of fiscal 2021. There did not appear to be any mention of capacity constraints or planned additional expenditures in your MD&A for the period ended February 28, 2021. Please revise future filings to address the capacity issues encountered, address how these additional investments impacted your operating performance and cash flows for both the fourth quarter 2021 and fiscal year 2021. Please describe the extent to which you anticipate these trends will continue in future periods. Please refer to Item 303 of Regulation S-K.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology